1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 31, 2014

VIA EDGAR

Brent Fields

Assistant Director, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (File Nos. 033-12113, 811-05028)

PIMCO ETF Trust (File Nos. 333-155395, 811-22250)

(each a “Registrant,” together the “Registrants”)

Dear Mr. Fields:

As noted in our letter dated December 30, 2013,1 your colleague Amy Miller previously requested that we address whether PIMCO Funds will revise the names of each of its “IndexPLUS®” and “StocksPLUS®” series2 in light of the Registrant’s recent changes to the names of three new series that initially used “IndexPLUS®” in their names prior to commencing operations. In a February 28, 2014 telephone conversation with me and your colleagues Michael Shaffer and Amy Miller, you discussed our letter dated December 30, 2013 and requested that we

[1]

Letter from Adam T. Teufel to Brent Fields, Division of Investment Management, SEC, Responding to a Comment on PIMCO Funds Post-Effective Amendment No. 252 (December 30, 2013) (responding to a Staff comment on whether the formerly named PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund, PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund and PIMCO US Low Volatility Fundamental IndexPLUS® AR Strategy Fund are subject to Rule 35d-1).

[2]

These series are the PIMCO EM Fundamental IndexPLUS® AR Strategy Fund, PIMCO Fundamental IndexPLUS® AR Fund, PIMCO International Fundamental IndexPLUS® AR Strategy Fund, PIMCO International StocksPLUS® AR Strategy Fund (Unhedged), PIMCO International StocksPLUS® AR Strategy Fund (U.S. Dollar-Hedged), PIMCO Small Cap StocksPLUS® AR Strategy Fund, PIMCO Small Company Fundamental IndexPLUS® AR Strategy Fund, PIMCO StocksPLUS® Fund, PIMCO StocksPLUS® Long Duration Fund, PIMCO StocksPLUS® Absolute Return Fund and PIMCO StocksPLUS® AR Short Strategy Fund (collectively, the “PIMCO Funds Series”).

Brent Fields October 31, 2014 Page 2

also address whether PIMCO ETF Trust will revise the names of each of its “IndexPLUS®” and “StocksPLUS®” series, which are new series of that Registrant that have not yet commenced operations.3

During our February 28, 2014 telephone conversation, as well as a subsequent telephone conversation on May 29, 2014,4 you indicated that the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) continues to take the view that each of the Funds is required to adopt an investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”). Specifically, you stated the Staff believes that use of “IndexPLUS®” in a Fund’s name suggests the Fund invests in an index of securities and the use of “StocksPLUS®” in a Fund’s name suggests the Fund invests in stocks, each a “particular type of investment” within the meaning of Rule 35d-1(a)(2). Therefore, in the Staff’s view, each IndexPLUS® Fund should adopt a policy to normally invest at least 80% of its Assets (as defined in Rule 35d-1) in the component securities of the index suggested by the Fund’s name and each “StocksPLUS®” Fund should adopt a policy to normally invest at least 80% of its Assets (as defined in Rule 35d-1) in stocks. For the reasons set forth herein, the Registrants continue to disagree with the Staff’s view that Rule 35d-1 applies to the use of “IndexPLUS®” or “StocksPLUS®” in a Fund’s name.

You further requested that we confirm that the Registrants’ Board of Trustees (the “Board”) has been informed of the Staff’s comment, and you requested that we advise the Staff of the Board’s reaction to the Staff’s comment. To accommodate the Staff’s request, a specific discussion of the Staff’s comment occurred at the Board’s most recent quarterly meeting held August 11-12, 2014. The Staff’s comment was conveyed to the Board and a discussion took place regarding the historical usage of the naming convention by the PIMCO Funds Series, the intended usage of the naming convention by the PIMCO ETF Series and the position the Funds have taken regarding the applicability of Rule 35d-1 to the naming convention. It was the sense of the Board that the naming convention using “StocksPLUS®” and “IndexPLUS®,” as well as

[3]

These series are the PIMCO StocksPLUS® Absolute Return Active Exchange-Traded Fund, PIMCO Small Cap StocksPLUS® AR Strategy Active Exchange-Traded Fund, PIMCO International StocksPLUS® AR Strategy Active Exchange-Traded Fund (Unhedged), PIMCO International Fundamental IndexPLUS® AR Strategy Active Exchange-Traded Fund, PIMCO Small Company Fundamental IndexPLUS® AR Strategy Active Exchange-Traded Fund, PIMCO EM Fundamental IndexPLUS® AR Strategy Active Exchange-Traded Fund, PIMCO EM StocksPLUS® AR Strategy Active Exchange-Traded Fund and PIMCO Fundamental IndexPLUS® AR Active Exchange-Traded Fund (collectively, the “PIMCO ETF Series” and together with the PIMCO Funds Series, the “Funds”).

[4]

The May 29, 2014 telephone conversation included Douglas Dick, Brendan Fox and Adam Teufel of Dechert LLP, and Brent Fields, Michael Shaffer and Amy Miller of the SEC Division of Investment Management staff.

Brent Fields October 31, 2014 Page 3

using other terms such as “Small Cap,” “Small Company” or “EM” in conjunction with such terms, continues to accurately communicate the investment strategy of the Funds. The Trustees noted that the PIMCO Funds Series had operated with these names for an extended period of time as part of a well-established strategy, and that neither the Board nor PIMCO were aware of shareholder complaints or reports of investor confusion regarding the naming convention. The Trustees considered that changing the Funds’ names to exclude “StocksPLUS®,” “IndexPLUS®,” “Small Cap,” “Small Company,” or “EM,” as applicable, could potentially result in investor confusion by using a name that was less descriptive of the Funds’ investment strategies. The Trustees also considered that adopting an 80% policy for each Fund could make the continued management of the Funds impractical given their investment strategies. Accordingly, the Trustees did not recommend changing Fund names or adopting 80% policies, but rather requested that counsel and management continue to explain to the Staff why the current naming convention is appropriate.

Following the August Board meeting, the Independent Trustees met with senior members of the Staff as part of its outreach program, including Norm Champ, Drew Bowden, and Dave Grim. During that meeting, the Trustees raised the Staff’s comment in connection with a discussion of items of interest to the Trustees. The Trustees discussed the usage of the naming convention and their views on it, as noted above. Mr. Champ encouraged the Trustees to continue the dialogue with the Staff and to provide him with additional detail regarding the issue. Accordingly, we welcome continued discussions with the Staff, including senior leadership of the Division of Investment Management, should the Staff have any further questions or concerns following receipt of this response.

As noted in our letter dated December 30, 2013, and during our telephone conversations this year, the Staff has previously given a substantially similar comment to PIMCO Funds Post-Effective Amendment No. 66, as filed on April 12, 2002, and multiple subsequent filings since 2002.5 As set forth in PIMCO Funds’ numerous prior responses dating back to 2002, as well as

[5]

See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 66, at 2 (June 19, 2002) (responding to a Staff comment on whether the PIMCO CommodityRealReturn Fund and PIMCO StocksPLUS Total Return Fund are subject to Rule 35d-1); see also Memorandum from Brendan C. Fox to Barry D. Miller, Division of Investment Management, SEC (June 27, 2002) (explaining how the PIMCO CommodityRealReturn Fund and PIMCO StocksPLUS Total Return Fund proposed to calculate compliance with the 80% Asset test under Rule 35d-1, if the rule applied to those funds); see also Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 248, at 5 (July 29, 2013) (responding to a Staff comment on whether the PIMCO EM Fundamental IndexPLUS® AR Strategy Fund, PIMCO RealEstateRealReturn Strategy Fund, PIMCO Small Cap StocksPLUS® AR Strategy Fund, PIMCO Small Company Fundamental IndexPLUS® AR Strategy Fund and PIMCO StocksPLUS® Fund are subject to Rule 35d-1).

Brent Fields October 31, 2014 Page 4

discussions with the Staff prior to 2002 relating to the use of “StocksPLUS®” in the names of certain series of PIMCO Funds, the Registrants reassert their position that the Funds are not subject to Rule 35d-1 because such fund names connote a proprietary investment strategy, not a focus in a particular type of investment or geographic region.

Rule 35d-1(a)(2) provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its Assets6 in the type of investments suggested by its name. Contrary to the Staff’s view, neither “IndexPLUS®” nor “StocksPLUS®” suggests a particular type of investment (such as investment in the components of an index or stocks), nor does either word have any commonly understood meaning apart from the proprietary investment strategy connoted by it. Quite the contrary, the words “Fundamental IndexPLUS®” succinctly inform investors of the true nature of those Funds’ proprietary investment strategies (to the extent possible in two words, or a fund name generally) – that is, that such Funds seek to outperform a benchmark equity index by seeking exposure to the returns of a separate proprietary fundamentally-weighted equity index through investment in related derivative instruments, while actively managing a portfolio that consists predominantly of Fixed Income Instruments. Similarly, “StocksPLUS®” succinctly informs investors of the true nature of those Funds’ proprietary investment strategies (to the extent possible in a single word, or a fund name generally) – that is, that such Funds seek to outperform a benchmark equity index through investment in equity derivative instruments, while actively managing a portfolio that consists predominantly of Fixed Income Instruments. The Registrants’ position is that “IndexPLUS®” does not suggest investments in the components of an index, and “StocksPLUS®” does not suggest investments in stocks. While “Index” suggests a particular type of investment within the meaning of the rule (i.e., investment in the components of an index), “IndexPLUS®” clearly indicates that such Funds are something more than a traditional index fund, albeit funds that implement a strategy seeking to add returns above the returns of an index (hence, “IndexPLUS®”). Similarly, while “Stocks” suggests a particular type of investment within the meaning of the rule (i.e., investment in stocks), “StocksPLUS®” clearly indicates that such Funds are something more than a traditional stock fund, albeit funds that implement a strategy seeking to add returns above the returns of certain stocks (hence, “StocksPLUS®”).

StocksPLUS® is a proprietary strategy that PIMCO pioneered in 1986. Both StocksPLUS® and IndexPLUS® are long-standing, well-recognized trade names created to

[6]	Rule 35d-1(d)(2) defines “Assets” as net assets, plus the amount of any borrowings for investment purposes.

Brent Fields October 31, 2014 Page 5

describe a unique, proprietary investment strategy developed by PIMCO.7 The StocksPLUS® investment strategies involve attempting to exceed the returns of a benchmark equity index by investing in derivative instruments, such as futures and swaps, and seeking a further return by actively managing a portfolio that consists predominantly of Fixed Income Instruments. The Fundamental IndexPLUS® investment strategies involve attempting to exceed the returns of a benchmark index by investing in certain derivative instruments, such as futures and swaps, based on a proprietary fundamental-style index, and seeking a further return by actively managing a portfolio that consists predominantly of Fixed Income Instruments. PIMCO has for many years offered these products, including the PIMCO StocksPLUS® Fund, a series of PIMCO Funds that launched in 1993. StocksPLUS® is also the name of a private investment fund that has followed a similar investment strategy dating back to 1987. The Registrants believe that investors have come to associate PIMCO with these types of strategies, and that apart from that connection, the terms “StocksPLUS®” and “IndexPLUS®” do not suggest a particular type of investment. PIMCO is not aware of any investor confusion or complaints with respect to the nature of the Funds’ investments in light of the Funds’ names, and the Funds’ strategies and risks are fully disclosed in the Funds’ offering documents and marketing materials. In other words, “StocksPLUS®” and “Fundamental IndexPLUS®” succinctly describe the applicable Fund’s proprietary investment strategy, while simultaneously conveying that the Fund is something more than a traditional stock or index fund, and therefore not focused in a particular type of investment. Accordingly, “StocksPLUS®” and “IndexPLUS®” are not subject to Rule 35d-1.

To the extent the Funds include “Small Cap,” “Small Company” or “EM” (which are terms typically subject to Rule 35d-1 in other contexts because those terms, in isolation, suggest a particular type of investment or geographic region), the Registrant submits that such terms in this context are best understood within their context and placement within the applicable Fund’s entire name. For instance, the use of “EM” in PIMCO EM Fundamental IndexPLUS® AR Strategy Fund accurately describes the Fund’s investment strategy when read in the context of the entire Fund name – the Fund seeks returns through a strategy consisting of exposure to a proprietary EM (emerging markets) fundamentally-weighted equity index through investment in derivatives backed by an AR (absolute return) focused fixed income investment strategy, which together seek to exceed the returns of a benchmark index (i.e., use of the term “PLUS”) (emphasis added). Similarly, the use of “Small Cap” in PIMCO Small Cap StocksPLUS® AR Strategy Fund accurately describes the Fund’s investment strategy when read in the context of the entire Fund name – the Fund seeks

[7]

PIMCO trademarked the StocksPLUS® name in 1988 and the IndexPLUS® name in 2006. PIMCO was recognized by Lipper as Large Company Equity Manager of the Year for four years in a row (2010-2013) for the outperformance of the StocksPLUS® and IndexPLUS® strategies.

Brent Fields October 31, 2014 Page 6

returns through a strategy consisting of exposure to small-cap stocks through investment in derivatives backed by an AR (absolute return) focused fixed income investment strategy, which together seek to exceed the returns of a benchmark equity index (i.e., use of the term “PLUS”) (emphasis added). Accordingly, the use of “Small Cap,” “Small Company” or “EM” in context of the entire Fund name are appropriately descriptive of the investment exposure of the equity index used for purposes of implementing the StocksPLUS® or Fundamental IndexPLUS® proprietary strategy, and do not suggest that the applicable Fund focuses its investments in a particular type of investment or in a particular geographic region.

Furthermore, where words such as “Small Cap,” “Small Company” or “EM” are used in a Fund’s name, the Registrant includes the word “Strategy” to clarify that such Funds seek to implement a proprietary investment strategy, not focus in a particular type of investment or geographic region within the meaning of the rule. You previously expressed the Staff’s view that the use of the word “Strategy” in a fund’s name in lieu of adopting a Rule 35d-1 policy, while permissible for fund names that indicate a focus on exposure to the commodities markets, is generally not permissible for fund names that indicate a focus on investing in other asset classes. The Registrants believe the Staff’s view in this regard is not applicable to the Funds as the Funds’ names do not suggest a focus in a particular type of investment or geographic region, but rather a proprietary investment strategy. The Funds’ names succinctly describe the StocksPLUS® or Fundamental IndexPLUS® proprietary strategy. For example, it is precisely the use of “Small Cap StocksPLUS® AR Strategy Fund” (as opposed to “Small Cap Stock Index Fund”) or “EM Fundamental IndexPLUS® AR Strategy Fund” (as opposed to “Emerging Market Stock Index Fund”) that more fully informs investors that such Funds implement a proprietary investment strategy, which differs substantially from a traditional “small cap stock index fund” or “emerging market stock index fund,” respectively. Certain Funds do not include “Strategy” in their name because, contrary to the Staff’s view, the Registrants take the view that the mere use of “StocksPLUS®” or “Fundamental IndexPLUS®” in a Fund’s name does not implicate Rule 35d-1.

Notwithstanding the Registrants’ position that Rule 35d-1 does not apply to the Funds, the Registrants recognize that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or risks of those investments”8 (emphasis added). Under this standard, “StocksPLUS®” and “IndexPLUS®” are

[8]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release). See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. Dec. 4, 2001)(“35d-1 FAQs”).

Brent Fields October 31, 2014 Page 7

not only not misleading, these terms are particularly informative that the Fund implements a proprietary strategy to seek returns in excess of a basket of stocks or an index, respectively (hence, “StocksPLUS®” and “IndexPLUS®”) as opposed to being a traditional stock or index fund, where one would expect the word “Stocks” or “Index” to be used in the Fund’s name, as applicable. Each “StocksPLUS®” Fund will invest a relatively small amount of its net assets in derivative instruments in order to gain exposure to an equity index, as indicated by the particular Fund’s name, and invest the bulk of its net assets predominantly in Fixed Income Instruments. Similarly, each “IndexPLUS®” Fund will invest a relatively small amount of its net assets in derivative instruments in order to gain exposure to a proprietary index of small company securities, emerging market securities, domestic securities or international securities, as indicated by the particular Fund’s name, and invest the bulk of its net assets predominantly in Fixed Income Instruments. This long-standing strategy is thoroughly described in the Funds’ prospectuses and marketing materials, and has been well-recognized in the industry for a significant number of years. Additionally, PIMCO is not aware of any investor complaints or confusion regarding the Funds’ names. Accordingly, it is clear that the Funds’ names cannot lead a “reasonable investor” to conclude that a Fund “invests in a manner that is inconsistent with the [Fund’s] intended investments or risks of those investments” – the standard under which the Staff is to determine whether a fund name may be misleading for Section 35(d) purposes.

We note that PIMCO Funds has taken this position with respect to the StocksPLUS® name since 2002 shortly after adoption of Rule 35d-1, and with respect to the Fundamental IndexPLUS® name since its first use in 2006. Following the correspondence in 2002 (see supra note 5), PIMCO Funds had a number of discussions with the Staff, including Associate Director Barry Miller. At the conclusion of those discussions, Mr. Miller informed PIMCO Funds that while the Staff did not necessarily agree with the Registrant, the Staff would not object if the Registrant continued to use the StocksPLUS® name without adopting a policy under Rule 35d-1. Based on those assurances from 2002, as well as the foregoing analysis, we see no reason to revise the Funds’ names or adopt policies for the Funds pursuant to Rule 35d-1 at this time. In fact, it would be impossible for the Funds to adopt a policy to invest, under normal circumstances, at least 80% of the market value of its Assets in instruments indicated by the Fund’s name without fundamentally changing the Funds’ strategies. In order to implement its strategy, each Fund obtains stock exposure from its derivative instruments, not stocks or component securities of an index. The Funds’ investments in derivatives are structured such that the Funds seek to gain stock exposure approximately equal to the Fund’s net assets while using only a small amount of such assets to gain such exposure, allowing the remainder to be invested predominantly in fixed income investments. If at least 80% of the Fund’s Assets were required to be invested in stocks, the Funds would have only a small percentage of allowable assets remaining to invest in fixed income investments, which would not provide the investment outcome or aggregate exposure that investors have long expected from this strategy.

Brent Fields October 31, 2014 Page 8

The PIMCO Funds Series, which date back to 1993, have a combined total assets under management of $22.67 billion as of June 30, 2014. Investors have come to associate PIMCO with these types of equity strategies, and apart from that connection, the terms “StocksPLUS®” and “IndexPLUS®” do not suggest a particular type of investment. PIMCO and the Trustees believe that changing the Funds’ names to include only non-descript words may confuse shareholders while simultaneously providing less information about the Funds’ actual strategies and risk exposures, which would be contrary to the best interests of the shareholders. While the PIMCO ETF Series are new series of that Registrant, they will offer investment strategies substantially similar to the PIMCO Funds Series, albeit in an exchange-traded fund structure. That structural difference has no bearing on the Rule 35d-1 issues raised by the Staff’s comment, therefore PIMCO ETF Trust respectfully submits that it may proceed with the registration and eventual launch of the PIMCO ETF Series based on the assurances previously provided to PIMCO Funds and the analysis herein.

Accordingly, the Registrants respectfully decline to change the names of the Funds or adopt policies for the Funds pursuant to Rule 35d-1.

*                    *                     *

The Staff ordinarily requests that the Registrants make certain representations concerning their post-effective amendments and the responses being made to comments received thereon. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464, Douglas P. Dick at (202) 261-3305 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Michael Shaffer, Division of Investment Management

Amy Miller, Division of Investment Management

Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 31, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (File Nos. 033-12113, 811-05028)

PIMCO ETF Trust (File Nos. 333-155395, 811-22250)

(the “Registrants”)

In connection with a response being made on behalf of the Registrants to comments provided with respect to recent post-effective amendments to the Registrants’ registration statements under the Securities Act of 1933 and Investment Company Act of 1940, the Registrants hereby acknowledge that:

•	each Registrant is responsible for the adequacy and the accuracy of the disclosure in its registration statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the registration statement reviewed by the staff do not preclude the SEC from taking any action with respect to the registration statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrants, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw